June 6, 2025

Via Edgar Transmission

Ms. Rebekah Reed/Mr. Taylor Beech

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Gifts International Holdings Ltd (the “Company”) Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted March 19, 2025 CIK No. 0002032274

Dear Ms. Reed/Mr. Beech,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated June 3, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 5 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Draft Registration Statement via Edgar (the “Amended F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 5 to Draft Registration Statement on Form F-1 submitted May 19, 2025

Cover Page

1.	Please restore to the prospectus cover page disclosure of the estimated price or price range of the Class A ordinary shares. Refer to Item 501(b)(3) of Regulation S-K and the instructions thereto.

Response: We respectfully advise the Staff that we have revised the cover page of the Amended F-1.

Prospectus Summary

Corporate History and Structure, page 2

2.	Please revise your corporate structure diagram so that it depicts full equity and voting ownership of the issuer and identifies clearly the entity in which investors are purchasing an interest and the entity(ies) in which the company’s operations are conducted.

Response: We respectfully advise the Staff that we have revised page 2 of the Amended F-1.

Management

Compensation of Directors and Executive Officers, page 107

3.	Update your executive compensation disclosure for your most recently completed fiscal year ended March 31, 2025. Refer to Item 6.B of Form 20-F.

Response: We respectfully advise the Staff that we have revised page 107 of the Amended F-1.

Index to Financial Statements, page F-1

4.	As the audited financial statements included in this registration statement are more than 12 months old, please update your financial information, or if applicable, file a representation as an exhibit that you are not required to comply with the 12-month requirement in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship. Refer to Item 8.A.4 and Instructions to Item 8.A.4 of Form 20-F.

Response: In response to the Staff’s comments, we have attached, as Exhibit 99.9 to Amendment No. 6, a request for a waiver of the requirements under Form 20-F, Item 8.A.4.

Please contact the undersigned at (1) 310-728-5129 you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick, Esq.
Lawrence S. Venick

Direct Dial: +1 310-728-5129
Email: lvenick@loeb.com